Exhibit 99.2
Performance of Wipro Limited for Quarter ended December 31, 2010 Suresh Senapaty Executive Director and Chief Financial Officer January 21, 2011 © 2011 Wipro Ltd — Confidential

Financial Summary for the Quarter and Nine Months ended December 31, 2010 (IFRS) Wipro Limited (Consolidated) YoY Growth for For the Quarter YoY Growth for ParticularsRs. Crores the Qtr 9 months Revenue7,829 12% 13% Profits Before Interest & Tax 1,436 6% 12% Profits After Tax 1,319 10% 16% Key Segmental Results Particulars IT Services IT Products Consumer Care & Lighting Revenue for the Qtr Rs . Crores 5,949 879 695 YoY Growth for the Qtr 15% (13%) 21% YoY Growth for 9 Months 15% (5%) 21% PBIT for the Qtr Rs. Crores 1,321 41 85 YoY Growth for the Qtr 8% (32%) 14% YoY Growth for 9 Months 13% (15%) 14% © 2011 Wipro Ltd — Confidential

Highlights for the Quarter — IT Services Sustained Demand Momentum Reported Revenues at $1,344 Mn. sequential growth of 5.6% Constant currency Revenues at $1,325 Mn Strong Revenue Productivity drives growth with uptick of price realization by 3.7% in offshore and 0.6% at onsite Contribution of Fixed Price Projects increase by 2.3% to 46.3% 10 customers with Revenue greater than $75 million Flat margins at 22.2% 3 © 2011 Wipro Ltd — Confidential

IT Services — Revenue Dynamics for Quarter ending December 31, 2010 Vertical Distribution % of Revenue Energy & Utilities Technology, 10% Retail & Media & Telecom Transportation 24% 15% Healthcare & Services 8% Financial Services Manufacturing 27% 15% Geographical Distribution % of revenue APAC and Other Emerging Markets 7% Europe 28% Japan 1% 9% Service Lines • ADM grew 9.5% sequentially and 21% YoY Technology Infrastructure Services grew 7% sequentially Consulting grew 14% sequentially and 60% YoY Geographies Europe grew 13% sequentially, Japan clocked 8% sequential Growth US growth at 2% India & Middle East business grew 6% sequentially Verticals Energy and Utilities grew 16% sequentially whereas Financial Services and CMSP grew 7% sequentially Manufacturing grew 6% sequentially while Retail and Transportation grew 5% sequentially
© 2011 Wipro Ltd — Confidential

IT Services — Deal Wins Wipro won a large deal to provide next generation managed services to Pitney Bowes. The deal is an integrated applications and infrastructure contract that leverages Wipro’s award winning integrated service management platform — Cigma
— that allows for better measurement of business KPI. Wipro has signed a multi- year contract with one of the State Government’s Administrative Office Courts in USA to develop and deploy a hosted system to assist one of its key citizen services.
Wipro has entered into a multi-year outsourcing engagement with a leading Pet Supply retailer in USA to provide application development and maintenance services for business applications across their stores, online and business operations.
© 2011 Wipro Ltd — Confidential

IT Services — Deal Wins
The Commonwealth Secretariat of UK has enlisted Wipro to redesign the next generation debt management software titled the Commonwealth Secretariat Debt Recording and Management System (CS-DRMS), which allows governments to manage their domestic, external, short, medium and long-term debt.
In the Middle East, Wipro won a turnkey deal from an Islamic Insurance company, for enterprise applications covering ERP, CRM, portals and related infrastructure.
The current quarter also saw some good wins coming from the government sector comprising of projects from the UID authority for enrollment services for Maharashtra state and a five year contract for automating the Treasury department of Assam.
Wipro won a five year outsourcing deal from one of the largest PSU banks in South India for rolling out the core banking solution for its regional rural bank initiative spread across Karnataka, Kerala and Uttar Pradesh.
© 2011 Wipro Ltd — Confidential

Other Highlights Wipro Consumer Care and Lighting (WCCL) • Our thrust in rural areas has helped to grow well in Santoor. In Yardley we have been able to transition our brand successfully to attract the youth — See good potential in the brand. Unza acquisition continues to do well with leading growths in Malaysia, Vietnam and China. Our investments in brand building ensured our key brands Enchanteur, Safi and Romano continued to outperform the market. 35% of our sales in Office Furniture is from our premium range — a proof that it has been well accepted by the customers. Our LED streetlight ‘Orio’ won the prestigious Design for Asia merit recognition award in Hong Kong.
Wipro Infrastructure Engineering (WIN)
We are the worlds largest third party Hydraulics player
Continue to see strong rebound in the India Market and better than expected bounce back in Europe Eco-energy
Very bullish on the prospects of the business in the medium term Continue to drive Energy Managed Services Confidence in our business model has increased significantly, validated by the market & our wins
7 © 2011 Wipro Ltd — Confidential

Looking ahead
Looking ahead For the quarter ending March 31, 2011 we expect the Revenue from our IT Services business to be in the range $1,384 Mn* to $1,411 Mn* * Guidance is based on the following constant currency exchange rates: GBP/USD at 1.58, Euro/USD at 1.35, AUD/USD at 1.01, USD/INR at 44.98
8 © 2011 Wipro Ltd — Confidential

Supplemental Data Key Operating Metrics of IT Services
9 © 2011 Wipro Ltd — Confidential

Key Operating Metrics in IT Services for the Quarter ended December 31, 2010
Particulars Q3 11 Q2 11 Q3 10 Revenue Composition
Technology, Media & Telecom 24.5% 25.0% 26.1% Financial Services 27.3% 26.9% 25.8% Manufacturing 14.9% 14.8% 15.1% Healthcare & Services 8.0% 8.8% 8.7% Retail & Transportation 15.4% 15.5% 14.8% Energy & Utilities 9.9% 9.0% 9.5% Geography Composition Americas 54.2% 55.9% 57.1% Europe28.3% 26.5% 26.3% Japan1.5% 1.5% 1.6% India & Middle East business8.9% 8.9%8.9% APAC & Other Emerging Markets7.1% 7.2%6.1% People related Number of employees 119,491 115,900 102,746 Net Additions 3,591 2,975 4,855
10 © 2011 Wipro Ltd — Confidential

Key Operating Metrics in IT Services for the Quarter ended December 31, 2010 Particulars Q3 11 Q2 11 Q3 10 Customer Concentration Top Customer 3.0% 2.9% 2.6% Top 510.7% 10.7% 10.8% Top 1019.2% 19.2% 19.5% Active Customers 880 890 822 No. of New Customers 36 29 31 Repeat Business 97.6% 99.0% 97.8% FPP Revenue Mix 46.3% 44.0% 42.5% Off Shore Revenue Mix 48.2% 48.3% 49.7% Customer Size Distribution $100 Mn+ 1 1 2 $75 Mn + 10 9 8 $50 Mn + 21 20 16 $20 Mn + 64 63 53 $10 Mn + 113 106 95 $5 Mn + 176 164 156 $1 Mn + 433 425 398 11 © 2011 Wipro Ltd — Confidential

Thank You
Suresh Senapaty
Executive Director and CFO
suresh.senapaty@wipro.com
© 2011 Wipro Ltd — Confidential